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3/4/03

03002554

S AND EXCHANGE COMMISSION
/ashington, DC 20549

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RECEIVED FEB 20 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-476-47

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Avenue
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Clayton, Financial and Operations Principal (914) 925-1140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Ernst & Young LLP

1111 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2)*

AN OATH OR AFFIRMATION

I, Stephen T. Clayton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Information pertaining to the firm of Tremont Securities, Inc. as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

LINDA MORRIS
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MO6045832
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 07-31-2006

Linda Morris
Notary Public

Stephen Clayton
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [√] (a) Facing page
- [√] (b) Statement of Financial Condition
- [√] (c) Statement of Income
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Shareholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [√] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [√] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [√] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [√] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Tremont Securities, Inc.

SEC No. 8-476-47

December 31, 2002

with Report of Independent Auditors

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

■ Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

■ Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Tremont Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 17, 2003

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 431,499
Private placement fees receivable, net of $5,000 allowance for bad debts	81,036
Investment securities	16,300
Other receivables	12,754
Receivable from brokers and dealers	10,908
Other assets	10,438
Total assets	$ 562,935
Liabilities and shareholder's equity	
Liabilities:	
Due to Parent	$ 57,543
Income taxes payable to Parent	24,463
Accrued expenses	23,970
Private placement fees payable	10,920
Total liabilities	116,896
Shareholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	150,000
Retained earnings	276,039
Total shareholder's equity	446,039
Total liabilities and shareholder's equity	$ 562,935

See accompanying notes.

Tremont Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. General Information and Significant Accounting Policies

Tremont Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Tremont Advisers, Inc. (the "Parent").

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for two nonaffiliated limited partnerships ("Partnerships"). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is exposed to credit losses on these transactions in the event of adverse conditions within the investment industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

All securities transactions, are recorded on a trade date basis.

The investment securities consists of 1,300 shares of common stock of The Nasdaq Stock Market, Inc. It is carried at market value based on quoted market prices.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

The operations of the Company are included in the consolidated federal income tax return of the Parent. The Company's share of combined federal and state income taxes is approximately equivalent to the total amount the Company would have recorded for such taxes had they been determined on a separate return basis without benefit of the federal graduated tax rates.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $309,603, which was $304,603 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was .11 to 1.0.

In accordance with the Company's agreement for securities clearance services (the "Agreement"), the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-3. The Parent has entered into a continuing guarantee with the clearing broker dealer covering all obligations of the Company incurred and arising pursuant to the terms of the Agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000, if applicable.

3. Related Party Transactions

The Company reimburses its Parent for certain management fees incurred by the Parent on behalf of the Company.

The Company shares facilities with its Parent.